

December 20, 2023

Lawrence P. Molloy
Chief Financial Officer
Sprouts Farmers Market, Inc.
5455 East High Street, Suite 111
Phoenix, AZ 85054

> **Re: Sprouts Farmers Market, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2023**
> **Form 10-Q for Fiscal Quarter Ended October 1, 2023**
> **File No. 001-36029**

Dear Lawrence P. Molloy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 33

1.   You disclose the primary driver of the $102.2 million, or 33%, increase in the reported amount of operating cash flows for the fiscal 2023 period compared to the corresponding prior year period is nearly $77.0 million of an increase in working capital. Please provide a more fulsome analysis of material changes in overall operating cash flows and the material components comprising such. For example, discuss underlying factors associated with each of the working capital items cited that contributed to the improved working capital position in fiscal 2023 and how that increased the reported amount of operating cash. Refer to Item 303 of Regulation S-K, Release No. 33-10890 that emphasizes the need for analysis and the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for more specific guidance regarding in performing your analysis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services